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                                   EXHIBIT 5


                            Letter of Interest from
                        Quad-C, Inc. to Larry J. Harris
                              dated March 12, 1998






Mr. Larry J. Harris
10221 Southwest 143rd Street
Miami, Florida 33176


Dear Larry:

     This letter confirms the interest of Quad-C, Inc. in providing the common equity necessary in connection with your bid to acquire Pollo Tropical, Inc. (the "Company") in an acquisition transaction. The investment will be funded by certain partnerships controlled by Quad-C, Inc. and individuals affiliated with Quad-C, Inc. (such partnerships and individuals collectively being referred to as the "Quad-C Group"). In addition, Banque Paribas has expressed an interest in providing equity for this transaction.

Purchase Price:

     Based upon the information made available to us to date, including the financing model provided to us, we are willing to support a purchase price per share of $10.00. Our proposal is subject to confirmatory due diligence which we believe can be concluded within the next two to three weeks assuming we have complete access to the management and internal information of the Company.
This proposal is conditioned upon your willingness to allow us to begin due diligence immediately.

Level of Review/Approved Process:

     This proposal has been reviewed by the principals of Quad-C, Inc., including its Managing Partner, Terrence D. Daniels. No further formal approvals will be required since Quad-C, Inc. has total discretion over the investment decisions of the Quad-C Group.


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Mr. Larry J. Harris
Page 2


Financing/Capital Structure:

     We would expect that the acquisition would be structured as a merger and leveraged recapitalization of the Company, approved by the Board of the Company, in which you would retain stock valued at approximately $9 million. The purchase price for the acquired common stock of the Company would be paid in cash at closing and financed through a combination of debt and equity. Any definitive proposal submitted by Quad-C, Inc. would be subject to arranging the required financing. We would expect that the transaction would be financed with up to $55 million in bank debt, with the remaining funding coming from equity provided by the Quad-C Group and Banque Paribas and the retention of common equity held by you and certain other existing shareholders. We are working with Banque Paribas, who has expressed an interest in providing the senior debt financing required for the transaction. Quad-C has a longstanding relationship with Banque Paribas, which has financed a number of our leveraged buyouts.

     Key operating management of the Company will be given the opportunity to invest alongside the Quad-C Group in the transaction.

Summary:

     Our proposal is conditioned upon the following:

     (i) Complete and immediate access to the management and internal records of the Company to perform due diligence;

     (ii) Execution within 30 days of a definitive Merger Agreement with the Company.

     Further, this letter will become effective only after you have accepted and returned to Quad-C, Inc. a fully executed copy of the attached Letter Agreement dated the date hereof providing that you will work exclusively with Quad-C, Inc. in seeking to effect the acquisition.

     The above is a non-binding proposal for the acquisition of Pollo Tropical, Inc. No party will be under any obligation to proceed and no offer, or other obligation (except for the confidentiality obligations set forth in the letter dated January 30, 1998 and your agreement contained in the attached Letter Agreement) shall be implied, unless and until a definitive merger agreement has been executed and delivered by all parties thereto.

     Should you require any further information regarding our proposal, please feel free to call me. We are prepared to move as quickly in the due diligence as permitted.



                                             Sincerely,




                                             /s/ Edward T. Harvey
                                             ---------------------------------
                                             Edward T. Harvey

                             Page 18 of 20 Pages
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